Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     January 19, 2012

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Bond Fund, Inc.
                  - AllianceBernstein International Bond Portfolio
                 Post-Effective Amendment No. 104
                 File Nos. 2-48227 and 811-02383
                 -------------------------------------------------

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Bond Fund, Inc. on behalf of its series, AllianceBernstein International Bond Portfolio (the "Fund"), as provided orally to Young Seo of this office on December 15, 2011. The Staff's comments and our responses are discussed below.

Prospectus

Comment 1:  Fees and Expenses of the Fund - Annual Fund Operating Expenses: The
            subheadings, "Transfer Agent" and "Other Expenses", under the heading, "Other Expenses", are indented. Please also indent the percentage numbers for the same subheadings.

Response:   We have revised the Prospectus in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Annual Fund Operating Expenses:
            Please confirm that the Fund's Board cannot terminate the waiver before the expiration date of the waiver.

Response:   The Adviser has contractually agreed with the Fund to waive fees and/or reimburse expenses and not to terminate this fee waiver arrangement until 2015. While we believe it is unlikely because termination could result in a fee increase, the Fund's Board nevertheless retains the discretion, in accordance with its responsibilities under the Investment Company Act of 1940 and state law, to terminate the fee waiver arrangement before the expiration of its term if such termination would be in the best interests of the Fund's shareholders.

Comment 3:  Principal Strategies: The second sentence of the first paragraph states that "[t]he Fund invests primarily in fixed-income securities issued by foreign governments, their agencies and instrumentalities, other government-related issuers, and related derivatives." Please revise "other government-related issuers" to "other foreign government-related issuers".

Response:   We have revised the Prospectus in response to this comment.

Comment 4:  Principal Strategies: The second sentence of the second paragraph states that the Fund will, under normal circumstances, maintain a dollar-weighted average duration of between three and eight years. Please provide a definition of the term, "duration", and an example.

Response:   We have revised the Prospectus in response to this comment.

Comment 5:  Principal Strategies: Regarding credit default swap agreements
            ("CDS"), if the Fund intends to write CDS, please provide disclosure that the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 6:  Principal Risks: A corresponding disclosure on a principal strategy of investing in emerging markets should be provided if emerging markets risk is a principal risk.

Response:   The description of the Fund's Principal Strategies currently discloses that the Fund expects to invest in securities of issuers in emerging market countries.

Comment 7:  Principal Risks: Disclosure of "High Yield Debt Security Risk" needs to include the concept that high yield debt securities are speculative.

Response:   We have not revised the disclosure in response to this comment. We believe that disclosing the risks of these fixed-income securities is appropriate and that the use of the term "speculative" does not impart any additional information necessary for investor understanding of these securities' risks.

Comment 8:  Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We believe that the disclosure is consistent with the ICI Letter.

Comment 9:  Additional Information About The Fund's Risks and Investments -
            Portfolio Holdings: If a description of the Fund policies and procedures with respect to the disclosure of the Fund's portfolio securities is available also on the Fund's website, that fact should be disclosed.

Response:   We have not revised the Prospectus in response to this comment because a separate description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                             Sincerely,

                                             /s/ Joanne A. Skerrett
                                             ----------------------
                                             Joanne A. Skerrett




cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.


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